Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

FDA grants priority review for Dupixent® (dupilumab) as potential treatment for adolescents with uncontrolled moderate-to-severe atopic dermatitis

Paris and Tarrytown, NY – November 6, 2018 – The U.S. Food and Drug Administration (FDA) has accepted for Priority Review the supplemental Biologics License Application (sBLA) for Dupixent® (dupilumab) in adolescent patients 12 to 17 years of age with moderate-to-severe atopic dermatitis, whose disease was inadequately controlled with topical therapies or for whom topical treatment was medically inadvisable. Currently, there are no FDA-approved systemic biologic medicines to treat adolescents with moderate-to-severe atopic dermatitis. The target action date for the FDA decision is March 11, 2019.

The sBLA is supported by data from a pivotal Phase 3 trial evaluating the efficacy and safety of Dupixent monotherapy in adolescent patients with moderate-to-severe atopic dermatitis, which were presented at the European Academy of Dermatology and Venereology in September 2018.

Dupixent works by inhibiting interleukin-4 and interleukin-13 (IL-4 and IL-13) signaling, which is one of the important contributors to Type 2 inflammation, a systemic response known to play a role in moderate-to-severe atopic dermatitis.

Dupixent is currently approved in the U.S. as a treatment for adults with moderate-to-severe atopic dermatitis whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable; and as add-on maintenance treatment for patients 12 years and older with moderate-to-severe asthma with an eosinophilic phenotype or with oral corticosteroid-dependent asthma. In 2016, the FDA granted Breakthrough Therapy designation for Dupixent for the treatment of moderate-to-severe (adolescents 12 to 17 years of age) and severe (children 6 months to 11 years of age) atopic dermatitis not well controlled on topical prescription medications.

Dupixent is also approved for use in certain adult patients with moderate-to-severe atopic dermatitis in countries of the European Union, and other countries including Canada and Japan. In the U.S., more than 60,000 adult patients with atopic dermatitis have been prescribed Dupixent to date.

The safety and efficacy of Dupixent in adolescents with atopic dermatitis have not been fully evaluated by any regulatory authority.

Dupilumab ongoing development program

Sanofi and Regeneron are also studying dupilumab in a broad range of clinical development programs for diseases driven by allergic and other Type 2 inflammation, including pediatric (6 months to 11 years of age) atopic dermatitis (Phase 3), pediatric asthma (Phase 3), chronic rhinosinusitis with nasal polyps (Phase 3), eosinophilic esophagitis (Phase 3), grass allergy (Phase 2) and peanut allergy (Phase 2). A future trial is planned for chronic obstructive pulmonary disease. Dupixent is also being studied in combination with REGN-3500, which targets IL-33. These potential uses are investigational and the safety and efficacy have not been evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

IMPORTANT SAFETY INFORMATION AND INDICATIONS

Do not use if you are allergic to dupilumab or to any of the ingredients in DUPIXENT®.

Before using DUPIXENT, tell your healthcare provider about all your medical conditions, including if you:

•	have eye problems (if you also have atopic dermatitis)

•	have a parasitic (helminth) infection

•

are taking oral, topical, or inhaled corticosteroid medicines. Do not stop taking your corticosteroid medicines unless instructed by your healthcare provider. This may cause other symptoms that were controlled by the corticosteroid medicine to come back.

•	are scheduled to receive any vaccinations. You should not receive a “live vaccine” if you are treated with DUPIXENT.

•	are pregnant or plan to become pregnant. It is not known whether DUPIXENT will harm your unborn baby.

•	are breastfeeding or plan to breastfeed. It is not known whether DUPIXENT passes into your breast milk.

Tell your healthcare provider about all the medicines you take, including prescription and over-the-counter medicines, vitamins and herbal supplements. If you are taking asthma medicines, do not change or stop your asthma medicine without talking to your healthcare provider.

DUPIXENT can cause serious side effects, including:

•

Allergic reactions (hypersensitivity), including a severe reaction known as anaphylaxis. Stop using DUPIXENT and tell your healthcare provider or get emergency help right away if you get any of the following symptoms: breathing problems, fever, general ill feeling, swollen lymph nodes, swelling of the face, mouth and tongue, hives, itching, fainting, dizziness, feeling lightheaded (low blood pressure), joint pain, or skin rash.

•	Eye problems. If you have atopic dermatitis, tell your healthcare provider if you have any new or worsening eye problems, including eye pain or changes in vision.

•

Inflammation in your blood vessels: Rarely, this can happen in people with asthma who receive DUPIXENT. This may happen in people who also take a steroid medicine by mouth that is being stopped or the dose is being lowered. It is not known whether this is caused by DUPIXENT. Tell your healthcare provider right away if you have: rash, shortness of breath, persistent fever, chest pain, or a feeling of pins and needles or numbness of your arms or legs.

The most common side effects include injection site reactions, pain in the throat (oropharyngeal pain) and cold sores in your mouth or on your lips. Eye and eyelid inflammation, including redness, swelling and itching have been seen in patients who have atopic dermatitis.

Tell your healthcare provider if you have any side effect that bothers you or that does not go away. These are not all the possible side effects of DUPIXENT. Call your doctor for medical advice about side effects. You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

Use DUPIXENT exactly as prescribed. If your healthcare provider decides that you or a caregiver can give DUPIXENT injections, you or your caregiver should receive training on the right way to prepare and inject DUPIXENT. Do not try to inject DUPIXENT until you have been shown the right way by your healthcare provider. In adolescents with asthma 12 years of age and older, it is recommended that DUPIXENT be administered by or under supervision of an adult.

Please see accompanying full Prescribing Information including Patient Information.

INDICATIONS

DUPIXENT is a prescription medicine used:

•

to treat adults with moderate-to-severe atopic dermatitis (eczema) that is not well controlled with prescription therapies used on the skin (topical), or who cannot use topical therapies. DUPIXENT can be used with or without topical corticosteroids. It is not known if DUPIXENT is safe and effective in children with atopic dermatitis under 18 years of age.

•

with other asthma medicines for the maintenance treatment of moderate-to-severe asthma in people aged 12 years and older whose asthma is not controlled with their current asthma medicines. DUPIXENT helps prevent severe asthma attacks (exacerbations) and can improve your breathing. DUPIXENT may also help reduce the amount of oral corticosteroids you need while preventing severe asthma attacks and improving your breathing. DUPIXENT is not used to treat sudden breathing problems. It is not known if DUPIXENT is safe and effective in children with asthma under 12 years of age.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye disease, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neuromuscular diseases, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com Regeneron Media Relations Contact Sarah Cornhill Tel.: +1 (914) 847-5018 Sarah.Cornhill@regeneron.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com Regeneron Investor Relations Contact Manisha Narasimhan, Ph.D. Tel: +1 914-847-5126 Manisha.narasimhan@regeneron.com

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Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Dupixent® (dupilumab) Injection; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products, such as dupilumab for the treatment of pediatric and adolescent atopic dermatitis, pediatric asthma, chronic rhinosinusitis with nasal polyps, eosinophilic esophagitis, grass allergy, food allergy (including peanut), chronic obstructive pulmonary disease, and other potential indications (as well as in combination with REGN-3500 for the treatment of asthma); unforeseen safety issues resulting from the administration of products and product candidates (such as dupilumab) in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Dupixent), research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates, including without limitation dupilumab; the availability and extent of reimbursement of the Company’s products (such as Dupixent) from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates (such as Dupixent) and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of any such products and product candidates; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in other studies and lead to therapeutic applications; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties to perform filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto, including without limitation the patent litigation proceedings relating to EYLEA® (aflibercept) Injection, Dupixent, and Praluent® (alirocumab) Injection, the ultimate outcome of any such litigation proceedings, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).